UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 19, 2010

Commission File Number 001-34257

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Our 2010 Annual Meeting of Stockholders was held on May 19, 2010 in Cedar Rapids, Iowa. Represented at the meeting, in person or by proxy, were 23,701,744 shares constituting approximately 90% of the issued and outstanding shares entitled to vote as of the close of business on March 22, 2010. The following proposals were adopted by the margins indicated.

Proposal 1: Election of four Class B directors for a term of three years or until such time as their respective successors has been elected.

Proposal 1:		Number of Shares	
		Voted For	Withheld Vote
James W. Noyce	Class B Director	22,122,872	222,643
Mary K. Quass	Class B Director	21,071,476	1,274,039
John A. Rife	Class B Director	21,060,862	1,284,653
Kyle D. Skogman	Class B Director	22,120,897	224,618

Proposal 2: Ratification of the appointment of our independent registered public accounting firm, Ernst & Young, LLP.

Proposal 1:	Number of Shares		
	Voted For	Voted Against	Abstained
Appointment of Ernst & Young, LLP	22,559,709	1,125,119	16,916

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Not applicable.

    (d)   Exhibits.

The following exhibits are furnished herewith.

Exhibit
99.1   Press Release, dated May 20, 2010, regarding our annual stockholders' meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

May 20, 2010
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, President and Chief Executive Officer

EXHIBIT 99.1



UNITED FIRE GROUP®

118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contacts: Randy A. Ramlo, President/CEO or
Dianne M. Lyons, Vice President/CFO, 319-399-5700

United Fire holds annual stockholders' meeting

- *Four directors elected to board for full terms*
- *Board approves new officer appointment*
- *Board declares regular dividend on common stock*

CEDAR RAPIDS, IA – May 20, 2010 – United Fire & Casualty Company (Nasdaq: UFCS) today announces that four directors were elected for full terms on our 12-member board at the annual stockholders' meeting on May 19, 2010.

Elected to the board of directors for a three-year term expiring in 2013 are: **James W. Noyce**, senior advisor and major gifts officer for the athletics department, Drake University, Des Moines, Iowa; **Mary K. Quass**, president and chief executive officer, NRG Media LLC., Cedar Rapids, Iowa; **John A. Rife**, retired president and chief executive officer, United Fire Group and United Life Insurance Company, Cedar Rapids, Iowa; and **Kyle D. Skogman**, president, Skogman Construction Company of Iowa, Cedar Rapids, Iowa.

Also, Ernst & Young LLP were ratified as our company's independent registered public accounting firm for 2010.

Board committees

After the stockholders meeting, the board met and approved James W. Noyce to serve on the compensation committee, taking the place of George D. Milligan, who currently serves on the audit committee, investment committee and nominating and governance committee. The compensation committee oversees all aspects of the compensation of our executive officers and directors, including our director and management stock plans, deferred compensation plan, and other management incentive compensation programs.

New officer appointment

The board met and approved the following officer appointment at the board meeting:



Gulf Coast Regional Marketing Manager R. Dale McCall was appointed an assistant vice president of United Fire & Casualty Company. His new title is assistant vice president and marketing manager.

R. Dale McCall

Dividend on common stock

The board of directors declared a regular quarterly dividend on the common stock of 15 cents per share at the board meeting on May 19, 2010. This dividend will be payable on June 15, 2010, to stockholders of record as of June 1, 2010. Our company has paid dividends every quarter since March 1968.

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Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operations, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part II Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2009, filed with the SEC on March 1, 2010, and in our report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 3, 2010. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.